Via Edgar

June 28, 2011

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Moody’s Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2011
File No. 001-14037

Dear Mr. Spirgel:

We received your comment letter dated June 24, 2011 on the above-referenced filings, which requests a response by July 11, 2011. Pursuant to our request on June 24th to Ms. Kate Beukenkamp for a ten business day extension, we hereby confirm that we will respond to your comment letter on or before July 25, 2011.

Sincerely,

/s/ John J. Goggins
Name: John J. Goggins
Title: Executive Vice President and General Counsel, Moody’s Corporation

cc:	Kate Beukenkamp, Division of Corporation Finance
Raymond W. McDaniel, Jr., Chairman and Chief Executive Officer, Moody’s Corporation
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP